▪ EX-99.1.
Response to the requested disclosure from KSE
regarding reports on POSCO’s plan to take over Taihan Electric’s Stainless
Division.
POSCO has no plan to take over the stainless sector of Taihan Electric Wire Co. Ltd., but signed MOU (29.Sep.2006) to expand toll processing with Taihan Electric Wire Co. Ltd.. In the future, POSCO is planning to invest a minor equity of the new independent stainless corporation which Taihan Electric Wire Co. Ltd will form.
When any more detail decision is made, the announcement will be made within 6 months.